FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 13, 2013

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Fourth Quarter 2013 Results

-  Company Announces Fourth Quarter Cash Dividend of $0.05 Per Share  -

FOR IMMEDIATE RELEASE

MACAO (June 13, 2013) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal fourth quarter ended March 31, 2013.

Net sales for the fourth quarter ended March 31, 2013 were $9.5 million, a decrease of 22.0% compared to net sales of $12.2 million for the same quarter ended March 31, 2012. Net sales decreased by 1.8% to $4.8 million in the Company’s plastic segment and decreased by 35.6% to $4.7 million in the electronic and metallic segment.   The operating loss in the fourth quarter was $2.7 million, compared to an operating loss of $1.7 million for the same quarter of fiscal 2012.

Total gross margin decreased to 3.5% in the fourth quarter ended March 31, 2013 compared to 11.6% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 2.2% of net sales for the fourth quarter of fiscal 2013 compared to 12.6% of net sales for the same quarter of last fiscal year.   The decrease in gross profit and margin in the plastic segment was mainly due to increases in raw materials cost and in labor cost resulting from an increase in overtime allowances. Gross profit margin in the electronic and metallic segment decreased to 4.8% of net sales for the fourth quarter ended March 31, 2013 compared to 10.8% of net sales for the year-ago quarter.  The decrease in gross profit and margin in the electronic and metallic segment was mainly attributed to an increase in labor costs as a percentage of sales, resulting from a higher labor rate and additional allowances.

The Company reported a net loss of $2 million for the fourth quarter ended March 31, 2013 compared to a net loss of $0.7 million for the quarter ended March 31, 2012.  Deswell reported a basic and diluted loss per share of ($0.12) for the fourth quarter of fiscal 2013, (based on 16,794,000 and 16,810,000 weighted average shares outstanding, respectively) compared to a basic and diluted loss per share of ($0.04), (based on 16,197,000 and 16,202,000 weighted average shares outstanding, respectively) for the quarter ended March 31, 2012.

Net sales for the year ended March 31, 2013 were $54.1 million, a decrease of 16.5%, compared to sales of $64.8 million for fiscal 2012.  Operating loss for the year ended March 31, 2013 was $3.7 million, compared to an operating loss of $2.2 million for fiscal 2012.  The Company reported a net loss of $2.0 million in fiscal 2013, compared to a net loss of $1.5 million for the year ended March 31, 2012.  Deswell reported basic and diluted net loss per share of ($0.12) for fiscal 2013, (based on 16,468,000 and 16,560,000 weighted average share outstanding, respectively), compared to a basic and diluted loss per share of ($0.09), (based on 16,197,000 and 16,207,000 weighted average shares outstanding, respectively), for the prior fiscal year.

The Company's financial position remained strong at the end of the fourth quarter of fiscal year 2013, with $32.0 million in cash and cash equivalents at March 31, 2013, compared to $33.1 million at March 31, 2012.  Working capital totaled $58.3 million as of March 31, 2013, versus $60.9 million as of March 31, 2012.  Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2013.

Mr. Franki Tse, Chief Executive Officer, commented, “Sales were soft during the quarter primarily due to the poor economic situation in most of our export markets.  Furthermore, we saw continued increase in the minimum wage in Dongguan China with a 19% increase this past May as well as continued RMB appreciation.   A key focus of the management team  is to drive new sales by strengthening our sales and engineering teams, improving product development capabilities and enhancing our relationships with current customers while maintaining a keen eye towards expense reduction.  Our strong balance sheet remains an important competitive advantage for us.”

Mr. Tse concluded, “We are confident, in spite of a challenging year, that we will be able to deliver improved performance in fiscal 2014 for our shareholders.”

Fourth Quarter Dividends
The Company also announced that on June 13, 2013 its board of directors declared a cash dividend of $0.05 per share for the fiscal fourth quarter ended March 31, 2013.  The dividends will be payable on July 18, 2013 to shareholders of record as of June 26, 2013.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Digidesign Inc.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	March 31,	March 31,
	2013	2012
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$32,030	$33,073
Fixed deposits maturing over three months	8,684	4,008
Marketable securities (note 2)	6,168	-
Available-for-sale securities (note 2)	1,586	7,630
Accounts receivable, net	8,291	12,476
Inventories (note 4)	11,376	15,852
Prepaid expenses and other current assets	1,152	2,164
Total current assets	69,287	75,203
Property, plant and equipment - net	42,694	46,177
Deferred income tax assets	192	187
Goodwill	392	392
Total assets	$112,565	$121,959
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$3,144	$5,741
Accrued payroll and employee benefits	4,133	3,778
Customer deposits	1,254	2,257
Other accrued liabilities	1,260	1,311
Income taxes payable	592	438
Deferred income tax liabilities	606	421
Dividend payable	-	324
Total current liabilities	10,989	14,270
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding March 31, 2013 - 16,387,648 (note 6);
March 31, 2012 - 16,196,810	52,443	50,816
Additional paid-in capital	6,831	8,265
Accumulated other comprehensive income	5,288	4,570
Retained earnings	37,014	44,038
Total shareholders' equity	101,576	107,689
Total liabilities and shareholders' equity	$112,565	$121,959

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Year ended
	March 31,		March 31,
	2013	2012	2013	2012

Net sales	$9,517	$12,198	$54,074	$64,783
Cost of sales	9,186	10,789	47,264	55,318
Gross profit	331	1,409	6,810	9,465
Selling, general and administrative expenses	3,054	3,235	10,803	12,273
Other income, net	55	174	274	639
Operating loss	(2,668)	(1,652)	(3,719)	(2,169)
Non-operating income, net	772	982	2,056	1,190
Loss before income taxes	(1,896)	(670)	(1,663)	(979)
Income taxes	103	43	328	482
Net loss attributable to Deswell Industries, Inc.	$(1,999)	$(713)	$(1,991)	$(1,461)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	$(227)	$779	$718	$(746)
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$(2,226)	$66	$(1,273)	$(2,207)

Net loss per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net loss per share	$(0.12)	$(0.04)	$(0.12)	$(0.09)
Weighted average common shares outstanding		.
shares in thousands)	16,794	16,197	16,468	16,197

Diluted:
Net loss per share	$(0.12)	$(0.04)	$(0.12)	$(0.09)
Weighted average number of shares
outstanding (in thousands)	16,810	16,202	16,560	16,207

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Year ended
	March 31,
	2013	2012
Cash flows from operating activities :
Net loss	$(1,991)	$(1,461)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	4,219	4,920
Provision for doubtful accounts	214	18
Allowances for obsolete inventories	110	263
Impairment of property, plant and equipment	197	-
Gain on sale of property, plant and equipment	(78)	(77)
Unrealized holding gain on marketable securities	(186)	-
Realized gain on disposal of marketable securities	(360)	(22)
Realized gain on disposal of available-for-sale securities	(102)	-
Stock-based compensation	-	549
Deferred tax	180	175
Changes in operating assets and liabilities :
Accounts receivable	3,971	4,716
Inventories	4,366	3,402
Prepaid expenses and other current assets	1,012	(10)
Accounts payable	(2,597)	(1,123)
Accrued payroll and employee benefits	355	(193)
Customer deposits	(1,003)	292
Other accrued liabilities	(51)	(142)
Income taxes payable	154	(158)
Net cash provided by operating activities	8,410	11,149
Cash flows from investing activities
Purchase of property, plant and equipment	(951)	(282)
Proceeds from sale of property, plant and equipment,	96	314
Purchase of marketable securities	(7,983)	(3,184)
Proceeds from disposal of marketable securities	2,361	4,251
Investment in available-for-sales securities	-	(8,376)
Proceeds from disposal of available-for-sale securities	6,864	-
Increase in fixed deposits maturing over three months	(4,676)	(4,008)
Net cash used in investing activities	(4,289)	(11,285)

Cash flows from financing activities
Dividends paid	(5,357)	(2,430)
Exercise of stock options	1,295	4
Repurchase of Common stock	(1,102)	-
Net cash used in financing activities	(5,164)	(2,426)

Cash effect of exchange rate changes	-	-
Net decrease in cash and cash equivalents	(1,043)	(2,562)
Cash and cash equivalents, at beginning of period	33,073	35,635
Cash and cash equivalents, at end of period	32,030	33,073
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	2	469

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2013 and March 31, 2012, the results of operations for the quarter and year ended March 31, 2013 and March 31, 2012, and the cash flows for the year ended March 31, 2013 and March 31, 2012.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 20, 2012 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized loss and cost are as follows:

	March 31, 2012

		Gross
	Cost	Unrealized loss	Fair value

Marketable securities
Equity securities	-	-	-
Available-for-sale securities
Corporate debt securities	$8,376	($746)	$7,630

	March 31, 2013

		Gross
	Cost	Unrealized gain/ (loss)	Fair value

Marketable securities

Equity securities	$5,982	$186	$6,168
Available-for-sale securities

Corporate debt securities	$1,614	($28)	$1,586

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gains from these marketable securities are included in the non-operating income of the consolidated statement of income.

There was a realized gain of $360,000 from the sale of marketable securities during the year ended March 31, 2013.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

During the year ended March 31, 2013, there was a realized gain of $102,000 from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at March 31, 2013 was more than 10 years.

3.       Income from Available-For-Sale Securities

For the year ended March 31, 2013, the interest income derived from the available-for-sale securities of $731,000 and the unrealized gain on available-for-sale securities of $718,000 have been separately presented as non-operating income and other comprehensive loss.

4.       Inventories

	March 31,	March 31,
	2013	2012
Inventories by major categories :
Raw materials	$6,565	$8,440
Work in progress	3,080	5,262
Finished goods	1,731	2,150
	$11,376	$15,852

5.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net loss for the quarters ended March 31, 2013 and 2012 were both from the Company’s continuing operations.

6.       Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased.

The Company has authorized a sole broker to execute the stock buyback plan in compliance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934.

As of March 31, 2013, 414,162 common shares have been repurchased under the stock buyback plan for a total consideration of $1.1 million at an average price of $2.66 per share.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2013 Compared to Quarter Ended March 31, 2012

Net Sales - The Company’s net sales for the quarter ended March 31, 2013 were $9,517,000, a decrease of $2,681,000, or 22.0%, as compared to the corresponding period in fiscal 2012.  The decrease in sales was mainly related to the decreases in sales of $87,000 in our plastic segment and of $2,594,000 in our electronic and metallic segment.  These represent decreases of 1.8% and 35.6% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $1,332,000 mainly for office equipment and baby cutlery products, offsetting an increase in orders from existing customers of $1,245,000 mainly for plastic components of electronic entertainment and tooling products.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders from existing customers for professional audio equipment, home entertainment and vending machine products of $3,169,000, offsetting an increase of $575,000 in sales for professional audio equipment with existing customers.

Gross Profit - The gross profit for the quarter ended March 31, 2013 was $331,000, representing a gross profit margin of 3.5%.  This compares with the overall gross profit and gross profit margin of $1,409,000 or 11.6% for the quarter ended March 31, 2012.

Gross profit in the plastic segment decreased by $518,000 to $104,000 or 2.2% of net sales, for the quarter ended March 31, 2013, as compared to $622,000 or 12.6% of net sales, for the quarter ended March 31, 2012.  The decrease in gross margin in the plastic segment was mainly attributed to increases in raw materials cost, and in labor cost as a result of an increase in overtime allowances, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased by $560,000 to $227,000, or 4.8% of net sales, for the quarter ended March 31, 2013, as compared to $787,000 or 10.8% of net sales, for the same period of last fiscal year. The decrease in gross margin was mainly attributed to increases in labor cost resulting from more allowances paid, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2013 were $3,054,000, or 32.1% of total net sales, compared to $3,235,000, or 26.5% of total net sales for the quarter ended March 31, 2012.  There was a decrease in selling, general and administrative expenses of $181,000 compared to the corresponding period of last year.

The SG&A expenses in the plastic segment increased by $192,000 to $2,205,000, or 45.6% of net sales, for the quarter ended March 31, 2013 compared to $2,013,000 or 40.9% of net sales for the corresponding period in fiscal 2012.  The higher SG&A expense for the quarter was primarily related to increases of $783,000 in staff costs and welfare, offsetting decreases of $384,000 in stock compensation cost, $97,000 in director remuneration, $37,000 in legal and professional fees, and $56,000 in depreciation expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $373,000 to $849,000, or 18.1% of net sales for the quarter ended March 31, 2013, compared to $1,222,000, or 16.8% of net sales for the corresponding period in fiscal 2012.  The decrease in SG&A expenses was primarily related to decreases of $135,000 in staff costs and welfare, $165,000 in stock compensation expense, $22,000 in selling expense and $27,000 in travelling expenses, as compared with the corresponding quarter in the prior fiscal year.

Other income - Other income was $55,000 for the quarter ended March 31, 2013, as compared to other income of $174,000 for the quarter ended March 31, 2012.

On a segment basis, other expense attributable to the plastic segment was $241,000 as compared to other income of $74,000 for the same quarter last year.  The other expense in fiscal 2013 was mainly due to an exchange loss of $39,000 and charges of $197,000 for impairment of property, plant and equipment fixed assets in the quarter ended March 31, 2013, as compared to an exchange gain of $132,000 offsetting a provision of $60,000 for doubtful receivables in the corresponding year-ago quarter.

Other income attributable to the electronic and metallic segment was $296,000 in the quarter ended March 31, 2013, as compared to other income of $100,000 for the year-ago quarter. The increase in other income was mainly due to reversals of provisions of $113,000 for local government taxes and other receivables, and of $157,000 for write-off of long term accounts payables in the quarter ended March 31, 2013, as compared to the gain of $22,000 from sales of materials and of $88,000 from other income in the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $2,668,000 for the quarter ended March 31, 2013, as compared with operating loss of $1,652,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $2,342,000 or negative 48.5% of net sales in the quarter ended March 31, 2013 compared to an operating loss of $1,317,000 or negative 26.8% of net sales in the corresponding period of fiscal 2012.   The increase in operating loss in the plastic division was mainly due to a decrease in gross margin as described above.

Operating loss in the electronic and metallic segment was $326,000, or negative 7.0% of net sales in the quarter ended March 31, 2013 compared to an operating loss of $335,000 or negative 4.6% of net sales in the corresponding period of fiscal 2012.  The increase in operating loss as a percentage of net sales of the electronic and metallic segment was mainly due to decreases in net sales as well as in gross margin as described above.

Non-operating income – Non-operating income decreased by $210,000 to $772,000 for the quarter ended March 31, 2013 as compared to non-operating income of $982,000 for the year-ago quarter.  This is mainly attributable to $248,000 of income from securities investment, $138,000 of interest income, an unrealized gain of $279,000 on revaluation of marketable securities and a realized gain of $102,000 from disposal of available-for-sale securities, as compared to $217,000 of income from securities investment, $107,000 of interest income, and a change of $652,000 on the fair value of marketable securities in the year-ago quarter.

Income Taxes – Income tax for the quarter ended March 31, 2013 was comprised of an income tax expense of $19,000 and a deferred tax provision of $84,000, as compared to a credit adjustment of $29,000 to income tax and a deferred tax provision of $72,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was a credit adjustment of $10,000 to income tax and a deferred tax provision of $87,000 in the plastic segment for the quarter ended March 31, 2013, as compared to a credit adjustment of $79,000 to income tax and a deferred tax provision of $98,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended March 31, 2013 was comprised of an income tax expense of $29,000 and a deferred tax benefit of $3,000, as compared to an income tax expense of $50,000 and a deferred tax benefit of $26,000 in the corresponding quarter of fiscal 2012.

Net Loss – The Company had a net loss of $1,999,000 for the quarter ended March 31, 2013 as compared to net loss of $713,000 for the quarter ended March 31, 2012.   Net loss for the quarter ended March 31, 2013 represented negative 21.0% of net sales, compared to negative 5.8% of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended March 31, 2013 totaled $1,812,000, as compared to a net loss of $590,000 for the corresponding quarter in fiscal 2012.  The increase in net loss was mainly the result of decreases in gross margin, SG&A expenses as well as other operating income for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended March 31, 2013 was $187,000, as compared to a net loss of $123,000 for the corresponding quarter in fiscal 2012.  The increase in net loss of the electronic and metallic segment was primarily the result of lower gross margins and higher SG&A expenses as described above.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Net sales - The Company's net sales for the year ended March 31, 2013 were $54,074,000, a decrease of $10,709,000, or 16.5%, as compared to fiscal 2012. The decrease was related to decreases in sales revenue of $1,614,000, or 5.7%, at our plastic segment, and $9,095,000, or 25.0%, from our electronic & metallic segment, as compared with respective net sales from these segments in fiscal 2012.  The decrease in sales revenues was mainly attributed to a decrease in customer orders in response to the slow economic recovery in the United States.

Decrease in sales revenues at the plastic segment was mainly attributed to a reduction in orders totaling $5,396,000 offsetting an increase of $3,783,000 in orders from existing customers.  The decrease in orders are mainly attributed to plastic sales for telephone and motor vehicle products, representing 20.9% and 20.1%, respectively, of the decrease in total sales in fiscal 2013, as compared to fiscal 2012.

The sales revenues decrease in the electronic & metallic segment primarily resulted from a decrease of $9,364,000 in orders for professional audio instrument products from existing customers, offsetting an increase of $269,000 in orders for home entertainment products from other existing customers.

Gross profit - Gross profit for the year ended March 31, 2013 was $6,810,000, representing a gross profit margin of 12.6%. This compared with an overall gross profit and gross profit margin of $9,465,000 and 14.6%, respectively, for the year ended March 31, 2012.

Gross profit in the plastic segment decreased by $1,417,000, to $3,772,000, or to 14.1% of net sales from that segment, for the year ended March 31, 2013, as compared to $5,189,000, or 18.3%, of comparable net sales for fiscal 2012.  The decrease in gross margin for the plastic segment was principally due to increases in raw materials cost and in labor cost as a result of increase in overtime allowances, when compared with fiscal 2012.

Gross profit in the electronic & metallic segment decreased by $1,238,000, to $3,038,000, or 11.1% of net sales from that segment, for the year ended March 31, 2013, as compared to $4,276,000, or 11.7%, of comparable net sales for fiscal 2012.  The decrease in gross margin was mainly attributed to higher labor costs resulting from increase in overtime allowances and factory overheads, as compared with fiscal 2012.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2013 were $10,803,000, or 20.0% of total net sales, as compared to $12,273,000, or 18.9% of total net sales for the year ended March 31, 2012. SG&A expenses decreased by $1,470,000, or 12.0%, in fiscal 2012, as compared to those expenses in fiscal 2012.

SG&A expenses in the plastic segment decreased by $377,000, to $7,204,000, compared to $7,581,000 for fiscal 2012. The decrease was primarily related to decreases of $384,000 in stock compensation cost and $138,000 in outsourced services, offsetting an increase of $345,000 in staff costs and welfare expenses as compared to fiscal 2012.

SG&A expenses in the electronic & metallic segment decreased by $1,093,000, to $3,599,000, or 13.2% of net sales from that segment, for the year ended March 31, 2013, compared to $4,692,000, or 12.9% of net sales in the same segment, for fiscal 2012. The savings in fiscal 2012 were primarily related to decreases of $126,000 in selling expense and  $644,000 in staff costs and welfare expenses, $165,000 in stock-based compensation expense, $42,000 in travelling expense and $38,000 in legal and professional fees, as compared with fiscal 2012.

Other income (expenses), net - Other income was $274,000 for the year ended March 31, 2013, as compared to other income of $639,000 in fiscal 2012.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2013 was $140,000, as compared to other income of $528,000 for fiscal 2012. Other income was mainly due to an exchange gain of $75,000 and charges of $197,000 for impairment of property, plant and equipment during the year ended March 31, 2013, as compared to an exchange gain of $309,000 and a gain of $132,000 from sales of scrap materials during fiscal 2012.

Other income attributable to the electronic & metallic segment for the year ended March 31, 2013 was $414,000, as compared with other income of $111,000 for fiscal 2012. The higher other income in fiscal 2013 was principally due to an increase of other income from reversals of provisions of $113,000 for local government taxes and other receivables, and of $157,000 for the write-off of long term accounts payables, gain of $140,000 from material sales and disposal of fixed assets, offsetting a provision of $116,000 for doubtful receivables, as compared with fiscal 2012.

Operating loss - Operating loss was $3,719,000 for the year ended March 31, 2013, which compares to an operating loss of $2,169,000 for fiscal 2012.

On a segment basis, the operating loss of the plastic segment was $3,572,000, or negative 13.4% of net sales from that segment, in the year ended March 31, 2013, as compared to an operating loss of $1,864,000, or negative 6.6% of net sales in the same segment, in fiscal 2012.  The increase in operating loss in the plastic segment during fiscal 2012 primarily due to decrease in gross margin as well as increase in other expense as described above.

The electronic & metallic segment reported an operating loss of $147,000, or negative 0.5% of net sales from that segment, in the year ended March 31, 2013, compared to an operating loss of $305,000, or a negative 0.8% of net sales from the same segment, in fiscal 2012.  The decrease in operating loss was mainly because of the segment’s increase in other income, as described above.

Non-operating income – Non-operating income for the year ended March 31, 2013 increased by $866,000, to $2,056,000,  as compared with $1,190,000 of non-operating income during fiscal 2012.  This was mainly attributable to increases of  $202,000 in income from securities investments, $100,000 of interest income, $186,000 from unrealized gain on revaluation of marketable securities and $440,000 from realized gain from sale of marketable and available-for-sale securities, as compared with fiscal 2012.

Income taxes – Income taxes for the year ended March 31, 2013 were comprised of income tax expense of $150,000 and a deferred tax provision of $178,000, as compared to the income tax expense of $301,000 and a deferred tax provision of $181,000 in fiscal 2012.

On a segment basis, there was an income tax expense of $44,000 and a deferred tax provision of $181,000 in the plastic segment for the year ended March 31, 2013, as compared to an income tax expense of $131,000 and a deferred tax provision of $207,000 for the prior fiscal year.  The income tax of the electronic & metallic segment was comprised of an income tax expense of $106,000 and a deferred tax benefit of $3,000 for the year ended March 31, 2013, as compared to an income tax expense of $170,000 and a deferred tax benefit of $26,000 for fiscal 2012.

Net loss – The Company had a net loss of $1,991,000, or a negative 3.7% of net sales, for the year ended March 31, 2013, as compared to net loss of $1,461,000, or a negative 2.3% of net sales, for the year ended March 31, 2012.  The increase in net loss was mainly due to the decreases in gross margin and other income, as well as higher SG&A expenses, as discussed above.

Net loss for the plastic segment for the year ended March 31, 2013 totaled $2,011,000, as compared to a net loss of $1,345,000 for fiscal 2012.  Increase in net loss the plastic segment resulted primarily from the decrease in gross margin, and because of other expense of $140,000 incurred in fiscal 2013 versus other income of $528,000 incurred in fiscal 2012, as described above.

Net income for the electronic & metallic segment for the year ended March 31, 2013 was $20,000, compared to a net loss of $116,000 for the prior fiscal year.  The improvement in net income of the electronic and metallic segment was mainly from the increase in other income during fiscal 2013, as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2013, the Company had working capital of $58,298,000 as compared to $60,933,000 at March 31, 2012.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2013.

As of March 31, 2013, the Company had cash and cash equivalents of $32,030,000, as compared to $33,073,000 at March 31, 2012.  During the year ended March 31, 2013, net cash provided by operating activities was $8,410,000.  Net cash used in investing activities was $4,289,000, mainly accounted for by $7,983,000 in the purchase of marketable securities and a $4,676,000 increase in time deposits over three months, offsetting proceeds of $2,361,000 from disposal of marketable securities and of $6,864,000 from disposal of available-for-sale securities during the year ended March 31, 2013.   Net cash used in financing activities was comprised mainly of $5,357,000 for dividend payments and $1,102,000 in repurchase of the Company’s common shares, offsetting $1,295,000 cash received from the exercise of employee stock options in the year ended March 31, 2013.

As of March 31, 2013, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: June 13, 2013